OMB APPROVAL
OMB Number: 3235-0116 Expires: March 31, 2011 Estimated average burden hours per response. . . . . 8.7

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number

CS China Acquisition Corp.
(Translation of registrant’s name into English)

Room 1708 Dominion Centre, 43-59 Queen's Road East, Wanchai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

CS CHINA ACQUISITION CORP. (“CS CHINA”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING CS CHINA SECURITIES, REGARDING ITS ACQUISITION OF ALL THE OUTSTANDING CAPITAL STOCK OF ASIA GAMING & RESORT , LTD. (“AGRL”), AS DESCRIBED IN THIS REPORT.  THIS REPORT ON FORM 6-K, INCLUDING SOME OR ALL OF THE EXHIBITS HERETO, WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

CS CHINA, AGRL AND SPRING FORTUNE INVESTMENT LTD., THE CURRENT PARENT COMPANY OF AGRL, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE SPECIAL MEETING OF CS CHINA STOCKHOLDERS TO BE HELD TO APPROVE THE ACQUISITION.

EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS, WHO ACTED AS UNDERWRITERS IN CS CHINA’S INITIAL PUBLIC OFFERING, WILL RECEIVE DEFERRED UNDERWRITING COMMISSIONS TOTALLING $993,600 UPON CONSUMMATION OF THE ACQUISITION.  IF THE ACQUISITION IS NOT CONSUMMATED AND CS CHINA DOES NOT CONSUMMATE ANOTHER BUSINESS COMBINATION TRANSACTION BY FEBRUARY 11, 2011, SUCH DEFERRED UNDERWRITNG COMMISSIONS WILL BE FORFEITED BY THE UNDERWRITERS AND WILL BE INCLUDED AMONG THE FUNDS THAT WILL BE AVAILABLE TO THE CS CHINA STOCKHOLDERS UPON LIQUIDATION.

STOCKHOLDERS OF CS CHINA AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, CS CHINA’S PROXY STATEMENT IN CONNECTION WITH CS CHINA’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  SUCH PERSONS CAN ALSO READ CS CHINA’S FINAL PROSPECTUS, DATED AUGUST 11, 2008 FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE CS CHINA OFFICERS AND DIRECTORS AND OF EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION.  THE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE ACQUISITION.  STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO:  CS CHINA ACQUISITION CORP., ROOM 1708 DOMINION CENTRE, 43-59 QUEEN’S ROAD EAST, WANCHAI, HONG KONG OR BY CALLING IN THE UNITED STATES 646-383-4832.  THE PROXY STATEMENT, ONCE AVAILABLE, WILL BE FILED WITH THE SEC UNDER A FORM 6-K AND MAY THEREFORE ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

Entry Into a Material Definitive Agreement

General; Structure of Acquisition

On October 6, 2009, CS China Acquisition Corp. (“CS China”) entered into a Stock Purchase Agreement (the “Agreement”) with Asia Gaming & Resort, Ltd. (“AGRL”) and Spring Fortune Investment Ltd. (the “Shareholder”).  Pursuant to the Agreement, CS China will purchase all of the outstanding shares of AGRL stock from the Shareholder.

AGRL is an investment holding company. The principal business activities of its wholly owned subsidiaries are to hold Profit Agreements with VIP Room gaming promoter companies (“Promoters”) and to receive 100% of the profit streams from the Promoters.  The Promoters currently participate in the promotion of two major luxury VIP gaming facilities (“VIP rooms”) in Macau, China, the largest gaming market in the world.  One of the Macau VIP rooms is located at the top-tier MGM Grand Macau Casino in downtown Macau and is operated by the MGM Grand Paradise S.A.  Another Macau VIP gaming facility is operated by Galaxy Casino, S.A. and is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau.  In addition, the Promoters plan to promote the first luxury VIP room in Jeju Island in South Korea, which will offer Macau-style gaming, and have concluded a favorable trial operation there.

The transaction is expected to be consummated no later than the fourth Business Day after the date on which the last of the conditions set forth in the Agreement is fulfilled.

Consideration

The aggregate consideration (“Purchase Consideration”) to be paid by CS China to the Shareholder for the shares of AGRL Stock will be (a) 10,350,000 ordinary shares, par value $0.0001 per share, of CS China (“CS China Stock”) and (b) warrants to purchase 10,350,000 shares of CS China Stock (“Warrants”).

The Warrants will have a strike price of US$ 6.10 and will be exercisable during the five-year period from their date of issuance but only if AGRL’s annual U.S. GAAP net incomes exceed US$ 30 million for the fiscal year preceding the date of exercise.  The Warrants may be redeemed by CS China at any time prior to their expiration at $.01 per Warrant if the last sales price of AGRL’s ordinary shares has been at least $9.50 per share (subject to adjustment in certain circumstances) on any twenty trading days within any thirty trading-day period ending on the third business day prior to date on which the notice of redemption is given.

In addition, the Shareholder shall be entitled to receive incentive shares of CS China Stock and Warrants for each of the years 2009, 2010, 2011, and 2012 in which AGRL has net after tax income that equals or exceeds the target specified for such year in the Agreement ($16 million, $36.8 million, $47.5 million, and $52.5 million, respectively) (the “Incentive Target”).  The total number of incentive shares that the Shareholder may receive is 17,197,000.  With respect to year 2009, the Shareholder will not be entitled to receive any incentive shares unless, in addition to achieving the Incentive Target, AGRL’s rolling chip turnover exceeds $3,668,257,008, and with respect to years 2009 and 2010, the maximum aggregate number of incentive shares that the Shareholder will be entitled to receive is 12,050,000.  For each incentive share and share of CS China Stock issued pursuant to the following paragraph, CS China will issue to the Shareholder one Warrant, provided that the maximum number of additional Warrants that the Shareholder will be entitled to receive will be 4,300,000.

In addition, for each of the years 2009, 2010, 2011 and 2012, CS China will issue 530,000 shares of CS China Stock if AGRL has adjusted net income equal to or greater than $29 million, $60 million, $75 million and $82.5 million, respectively.

Sale Restriction

Without the prior written consent of a committee consisting of two directors of CS China who were also directors immediately prior to the closing of the transaction, no public market sales of (a) 90% of the CS China Stock issued pursuant to the Agreement at the closing will be made for one year following the closing date or (b) 80% of the incentive shares and the Warrants will be made for five years following their date of issuance.  No private sales of such securities will be made during the periods referred to in the previous sentence unless the buyer acknowledges and agrees in writing to the sale restriction. Securities not subject to the foregoing restrictions may be sold or transferred by the Shareholder unless restricted by any U.S. securities laws.  Notwithstanding the foregoing, AGRL may transfer shares of CS China Stock, including incentive shares, and Warrants to employees of AGRL and its subsidiaries who are parties to Employment Agreements, to other persons listed on Schedule 1.12 to the Agreement, and to the counter-party to an agreement between AGRL and a financial advisor, provided that such employee, other Persons, and counter-party acknowledge and agree in writing to the sale restriction.  Certificates representing shares of CS China Stock and Warrants issued pursuant to the Agreement will bear a prominent legend to the effect of these provisions.

Indemnification

To provide a fund for payment to CS China with respect to its post-closing rights to indemnification under the Agreement for breaches of covenants, representations, warranties, agreements, undertakings or obligations contained in the Agreement, the Shareholder will place 90% of the shares of CS China Stock in escrow (the “Escrow Fund”). The stock shall be held in the Escrow Fund until thirty days after CS China has filed its Annual Report on Form 20-F for the fiscal year ending December 31, 2010.  Notwithstanding the foregoing, one year after the closing date, all shares of CS China Stock shall be released from the Escrow Fund except 15% of the shares of CS China Stock issued to the Shareholders at the closing and such additional shares as are then held in the Pending Claims Reserve (as defined in the Escrow Agreement to be entered into among CS China, the Shareholder, and Continental Stock Transfer & Trust Company.

Representations and Warranties

The Agreement contains representations and warranties of each of AGRL, the Shareholder, and CS China relating to, among other things, (a) proper organization and similar limited liability and corporate matters, (b) capital structure of each constituent company, (c) the authorization, performance and enforceability of the Agreement, (d) licenses and permits, (e) taxes, (f) financial information and absence of undisclosed liabilities, (g) holding of leases and ownership of other properties, including intellectual property, (h) contracts, (i) title to, and condition of, properties and environmental and other conditions thereof, (j) absence of certain changes, (k) employee matters, (l) compliance with laws, (m) litigation and (n) regulatory matters.

Covenants

The parties have each agreed to take such actions as are necessary, proper or advisable to consummate the transaction. Each of CS China and the Shareholder has also agreed to continue to operate their respective businesses in the ordinary course prior to the closing and, unless otherwise required or permitted under the Agreement, not to take the following actions, among others, without the prior written consent of the other party:

•
waive any stock repurchase rights, accelerate, amend or (except as specifically provided for in the Agreement) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

•
grant any severance or termination pay to any officer or employee (other than severance or termination pay to an employee consistent with past practices or as identified in schedules to the Agreement) except pursuant to applicable law, written agreements outstanding, or policies currently existing and disclosed to the other party, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement;

•
transfer or license to any person or otherwise extend, amend or modify any material rights to any intellectual property or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices provided that in no event will either party license on an exclusive basis or sell any of its intellectual property;

•
declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•
except as provided in Section 5.23 of the Agreement, purchase, redeem or otherwise acquire, directly or indirectly, any shares of its own capital stock or other equity securities or ownership interests;

•
issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of its capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of its capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of its capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of its capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

•	amend its charter documents;

•
acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

•
sell, lease, license, encumber or otherwise dispose of any properties or assets, except (i) sales of inventory in the ordinary course of business consistent with past practice, and (ii) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such party;

•
except, with respect to CS China as permitted pursuant to the Agreement, incur any indebtedness for borrowed money in excess of $500,000 or bearing interest at 5% per annum or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of CS China or AGRL, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

•
adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee incentive stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices;

•
pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of the Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, of liabilities previously disclosed in financial statements to the other party in connection with the Agreement or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which it is a party or of which it is a beneficiary;

•
except in the ordinary course of business consistent with past practices, modify, amend or terminate any material contract, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

•	except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

•
except in the ordinary course of business consistent with past practices, incur or enter into, with respect to AGRL, any agreement, contract or commitment requiring such party to pay in excess of $50,000 in any twelve month period;

•	settle any litigation where an officer, director or stockholder is a party or the consideration is other than monetary;

•
make or rescind any tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the tax liability or tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for tax purposes or prepare or file any return in a manner inconsistent with past practice;

•	form or establish any subsidiary except in the ordinary course of business consistent with prior practice or as contemplated by the Agreement;

•
permit any person or entity to exercise any of its discretionary rights under any employee benefit plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

•	make capital expenditures except in accordance with prudent business and operational practices consistent with prior practice;

•	make or omit to take any action that would be reasonably anticipated to have a material adverse effect;

•
enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, shareholders or other affiliates other than the payment of salary and benefits and tax distributions in the ordinary course of business consistent with prior practice; or

•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

The Agreement also contains additional covenants of the parties, including covenants providing for:

•
the parties to use commercially reasonable efforts to obtain all necessary approvals from governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the Agreement;

•	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;

•	CS China to prepare proxy materials for the purpose of soliciting proxies from CS China’s stockholders to vote on the proposals that will be presented for consideration at the special meeting;

•
AGRL and the Shareholder to use commercially reasonable efforts to obtain the listing for trading on the NASDAQ Stock Exchange or the OTC BB of CS China’s Ordinary Shares, warrants and units. If such listing is not obtained by the closing, the parties shall continue to use their best efforts after the closing to obtain such listing;

•
AGRL and the Shareholder to waive their rights to make claims against CS China to collect from the trust fund established for the benefit of the holders of the Public Shares for any monies that may be owed to them by CS China; and

•	AGRL to provide periodic financial information to CS China through the closing.

Conditions to Closing

General Conditions

Consummation of the transaction is conditioned on (i) the holders of CS China Stock, at a meeting called for this and other related purposes, approving the proposal and (ii) the holders of fewer than 40% of CS China Stock voting against the transaction and properly demanding that their stock be converted into a pro-rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the transaction.

In addition, the consummation of the transactions contemplated by the Agreement is conditioned upon, among other things:

(i)	no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions;

(ii)	the execution by and delivery to each party of each of the various transaction documents;

(iii)
the delivery by each party to the other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the closing and all covenants contained in the Agreement have been materially complied with by each party;

(iv)
the receipt of all necessary consents and approvals by third parties and the completion of necessary proceedings in compliance with the rules and regulations of each jurisdiction having jurisdiction over the subject matters.

AGRL’s Conditions to Closing

The obligations of AGRL and the Shareholder to consummate the transactions contemplated by the Agreement also are conditioned upon, among other things,

(i)	there being no material adverse change in the business of CS China since the date of the Agreement;

(ii)	CS China shall have performed or complied with all agreements and covenants required by the Agreement;

(iii)	CS China shall have arranged for funds remaining in the trust account to be disbursed to it upon the closing;

(iv)	receipt by AGRL of an opinion of Graubard Miller, CS China’s counsel, in agreed form; and

(v)	CS China being in compliance with the reporting requirements under the Exchange Act.

CS China’s Conditions to Closing

The obligations of CS China to consummate the transactions contemplated by the Agreement also are conditioned upon each of the following, among other things:

(i)	there shall have been no material adverse change in the business of AGRL since the date of the Agreement;

(ii)	AGRL and the Shareholder shall have performed or complied with all agreements and covenants required by the Agreement;

(iii)	the Shareholder shall have repaid to AGRL, on or before the Closing, all direct and indirect indebtedness and obligations owed by them to AGRL, including the indebtedness and other obligations described in Schedule 2.22 to the Agreement and all other amounts owed by it to AGRL;

(iv)	specified officers and directors of AGRL shall have resigned from their positions;

(v)
the holders of no more than 39.99% (on a cumulative basis with any stockholders seeking conversion rights) of CS China’s outstanding common stock shall have taken action to exercise their conversion rights; and

(vi)	receipt by CS China of letters from a reputable law firm in South Korea regarding AGRL’s future gaming promotion agreement and Ip Shing Hing, J.P., counsel to AGRL.

Waiver

If permitted under applicable law, any party to the Agreement may waive any inaccuracies in the representations and warranties made to such party contained in the Agreement or in any document delivered pursuant to the Agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the Agreement. The condition requiring that the holders of fewer than 40% of the Public Shares affirmatively vote against the transaction and demand conversion of their shares into cash may not be waived. There can be no assurance that all of the conditions will be satisfied or waived.

At any time prior to the closing, any party to the Agreement may, in writing, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the Agreement.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for CS China and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Termination

The Agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written agreement of CS China and the Shareholder;

•
by either CS China or the Shareholder if the transactions are not consummated on or before December 10, 2009, provided that such termination is not available to a party whose action or failure to act has been a principal cause of or resulted in the failure of such consummation to occur on or before such date and such action or failure to act is a breach of the Agreement;

•
by either CS China or the Shareholder if a governmental entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transaction, which order, decree, judgment, ruling or other action is final and nonappealable;

•
by either CS China or the Shareholder if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

•
by either CS China or the Shareholder if, at CS China stockholder meeting, the Agreement shall fail to be approved by the affirmative vote of the holders of a majority of CS China Stock present (in person or represented by proxy) and entitled to vote at the meeting or the holders of 40% or more of CS China Stock exercise conversion rights; and

Post-Transaction Board of Directors of CS China

 After the closing of the transaction, two directors will be appointed by CS China, four directors will be appointed by AGRL and one director will be appointed mutually by CS China and AGRL.  All appointees shall meet requirements for appointment of the NASDAQ Stock Exchange.  At least a majority of such appointees will be deemed to be “independent directors” within such requirements.

Post-Transaction Ownership of CS China

After the closing of the transaction, the current shareholders (including management) of CS China will own 6,900,000 of CS China’s Ordinary Shares (40%) and AGRL’s stockholders will own 10,350,000 of CS China’s Ordinary Shares (60%).

Interests of CS China’s Directors and Officers and Others in the Transaction

CS China’s directors and officers have the following interests in the transaction:

•
If the transaction is not consummated by February 11, 2011, CS China will be liquidated. In such event, the 1,200,000 shares held by CS China’s directors and officers that were acquired before CS China’s initial public offering for an aggregate purchase price of $25,000 would be worthless because CS China’s directors and officers are not entitled to receive any of the liquidation proceeds with respect to such shares.

•
CS China’s officers, directors and special advisors have also purchased 3,608,000 Insider Warrants, for an aggregate purchase price of $1,804,000 (or $0.50 per warrant) pursuant to agreements with CS China and EarlyBirdCapital, Inc. All of the warrants will become worthless if the transaction is not consummated.

•
If CS China liquidates prior to the consummation of a business combination, Chien Lee, CS China’s chairman, will be personally liable to pay debts and obligations to vendors and other entities that are owed money by CS China for services rendered or products sold to CS China, or to any target business, to the extent such creditors bring claims that would otherwise require payment from monies in the trust account. Based on CS China’s estimated debts and obligations, it is not currently expected that Mr. Lee will have any exposure under this arrangement in the event of a liquidation.

•
If more than 20% CS China Stockholders vote against a proposed business transaction and seek to exercise redemption rights, management has agreed to forfeit and return a number of shares so that they collectively own no more than 23.81% of all outstanding shares.

•
Mr. Lee and James Preissler have loaned CS China $100,000 and $15,000, respectively, to cover its operating expenses through the closing. These loans are payable upon the closing.  If the transaction is not consummated and CS China is required to liquidate, such loans will not be repaid to Mr. Lee and Mr. Preissler.

Additionally, upon consummation of the transaction, CS China is obligated to pay the underwriters in CS China’s IPO $993,600 of deferred underwriting commissions.

Exhibits

Exhibit	Description

10.1	Stock Purchase Agreement dated as of October 6, 2009 by and among CS China Acquisition Corp., Asia Gaming & Resort, Ltd., and Spring Fortune Investment Ltd.

10.2	Form of Warrant

10.3	Form of Escrow Agreement

10.4	Form of Employment Agreement

99.1	Press release of CS China Acquisition Corp., dated October 13, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2009	CS China Acquisition Corp. (Registrant)

	By:	/s/ James R. Preissler
Director and CFO